# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRUPO TELEVISA, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Date of event which requires filing of this statement: 01/05/2026
Amends the filing with accession number 0000903423-04-000445
Filed by CIK 0001274175
Persons authorized to receive notices and communications: Luis Alejandro Bustos Olivares, Grupo Televisa, S.A.B., Av. Vasco de Quiroga No. 2000, Mexico City, Mexico (O5), 01210, 011 52 55 5022 5899

## Reporting persons
- Emilio Fernando Azcarraga Jean (CIK 0001274175): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 30,978,006,365; shared voting power 36,439,110,342; sole dispositive power 30,978,006,365; shared dispositive power 0; aggregate amount beneficially owned 67,417,116,707 (19.8% of the class)
  Comment: The Shares reported in row (11) consist of (i) 58,850,673,929 A Shares representing 49.6% of the outstanding A Shares; (ii) 2,048,497,186 B Shares representing 3.7% of the outstanding B Shares; (iii) 3,258,972,796 D Shares representing 3.9% of the outstanding D Shares; and (iv) 3,258,972,796 L Shares representing 3.9% of the outstanding L Shares (See Item 5(a)).
  
  The Shares reported in rows (8) and (11) include 36,439,110,342 Shares, which consist of (i) 28,491,900,654 A Shares; (ii) 1,900,419,708 B Shares; 3,023,394,990 D Shares; and (iv) 3,023,394,990 L Shares, subject to Special Voting Rights (as defined and further described in Item 4 below) pursuant to the Transaction Agreement (as defined in Item 4 below).

## Item 1. Security and Issuer
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Name of issuer: GRUPO TELEVISA, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Comment:
This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2"), filed by the Reporting Person with the SEC on April 5, 2004, January 19, 2006 and February 15, 2024, respectively, with respect to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A.B. (the "Issuer"). This Amendment No. 3 supplements Items 4, 6 and 7 and amends and restates Items 2(e) and 5(a)-(c) as set forth below.

Except as set forth herein, in Amendment No. 1 and in Amendment No. 2, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 3. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

The Shares trade on the Mexican Stock Exchange in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and in the United States, in the form of global depositary shares, each of which represent 5 CPOs.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years: In 2018, the Reporting Person was named a defendant in a class action lawsuit filed in the U.S. District Court for the Southern District of New York. In 2023, the Issuer settled the lawsuit. For more information, see the Issuer's annual report on Form 20-F for the year 2024, filed with the Securities and Exchange Commission on April 30, 2025. Except as described above, during the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 5, 2026, the Reporting Person and the Azcarraga Trust entered into a transaction agreement (the "Transaction Agreement") with Alfonso de Angoitia Noriega ("AAN") and Bernardo Gomez Martinez ("BGM"), pursuant to which the Reporting Person agreed to sell to AAN 13,166,166,402 A Shares and to BGM 13,166,166,402 A Shares (collectively, the "Acquired Shares"), for an aggregate purchase price of Ps.1,926,303,610.

Pursuant to the Transaction Agreement, each of AAN and BGM agreed that following their acquisition of the Acquired Shares, the Reporting Person, through the Azcarraga Trust, will have the right to exercise all voting rights attached to the Acquired Shares, together with 38,580,509 CPOs held by AAN prior to the entry into the Transaction Agreement (the "A Specified CPOs") and 38,699,325 CPOs held by BGM prior to the entry into the Transaction Agreement (the "B Specified CPOs"), with respect to the appointment, removal and/or ratification of members of the Issuer's board of directors ("Special Voting Rights") so long as the Reporting Person is not declared legally dead, incapacitated or absent and holds more than fifty-percent (50%) of the shares in the Azcarraga Trust, other than the Acquired Shares. Each of AAN and BGM will have the right to exercise all voting rights attached to each of their Acquired Shares and the A Specified CPOs and B Specified CPOs, respectively, other than those specified in the preceding sentence.

In addition, under the Transaction Agreement, in the event that the Reporting Person, directly or through the Azcarraga Trust, AAN or BGM intend to transfer the Acquired Shares or any other shares of or securities representing the Issuer's capital stock (including CPOs or global depositary shares), the other parties thereto will have a right of first refusal allowing them to purchase such shares or securities at the proposed sale price.

The acquisition of the Acquired Shares contemplated by the Transaction Agreement is subject to certain closing conditions, including receipt of required regulatory approval in Mexico.

The foregoing summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit 99.3 to this Amendment No. 3 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page and the footnote on the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 340,621,798,257 Shares, consisting of 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares, outstanding as of March 30, 2025, as reported in the Issuer's Form 20-F, Item 7 filed with the Securities and Exchange Commission on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page and the footnote on the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Trust No. 11042181 (the "LTRP Trust") is a trust organized under the laws of Mexico as an equity compensation plan for employees of the Issuer. The LTRP Trust holds the following Shares as of September 30, 2025: 7,339,790,761 A Shares, 6,701,667,681 B Shares, 6,911,937,709 D Shares and 6,911,937,709 L Shares. These shares are not included in the number of A Shares, B Shares, D Shares and L Shares included in items 7 through 10 of the coverage pages to this Amendment No. 3. Shares held in the LTRP Trust become vested over a period of years, reducing the number of Shares held in the LTRP Trust accordingly. A technical committee, all of whose members are employees of the Issuer, has the power to control the voting of Shares held by the LTRP Trust. Thus, the LTRP Trust may be deemed to be controlled by the Issuer, and the Issuer and EAJ may be deemed to share beneficial ownership of all Shares beneficially owned by the LTRP Trust. EAJ expressly disclaims such beneficial ownership.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 3, no transactions in the CPOs have been effected by the Reporting Person within the prior 60-day window for which disclosure is required by Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3: Transaction Agreement, dated January 5, 2026, by and among the Reporting Person, the Azcarraga Trust, AAN and BGM.

## Signatures
- Emilio Fernando Azcarraga Jean: /s/ Emilio Fernando Azcarraga Jean, Emilio Fernando Azcarraga Jean/Individually (01/05/2026)